VIRTU FINANCIAL, INC.
900 Third Avenue
New York, NY 10022-1010

September 16, 2016

VIA EDGAR

Mr. Dietrich A. King

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Virtu Financial, Inc.
Registration Statement on
Form S-3 (File No. 333-213157)

Dear Mr. King:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “S-3”) relating to the registration of securities that Virtu Financial, Inc. (the “Company”) may offer for sale with an aggregate initial offering price of $500,000,000 (or the equivalent in foreign currencies), of the Company be accelerated to September 16, 2016 at 4:30 p.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•                       should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Justin Waldie

	Name:	Justin Waldie
	Title:	Senior Vice President, General Counsel
and Secretary